July 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:                   Ms. Anne Nguyen Parker
Branch Chief

Re:                            Vanguard Natural Resources, LLC
Registration Statement on Form S-1
Filed April 25, 2007
File No. 333-142363

Ladies and Gentlemen:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (“Vanguard” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2007 and by letter dated May 25, 2007, each with respect to Vanguard’s Form S-1 initially filed with the Commission on April 25, 2007, File No. 333-142363 (the “Registration Statement”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Letter dated May 23, 2007

Registration Statement on Form S-1

General

1.                 Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

2.                 Provide current and updated disclosure with each amendment. For example, update the status of your expectation to have your common stock quoted on the New York Stock Exchange, the Omnibus Agreement you plan to enter into with Nami to indemnify you against certain losses, and the legal proceedings between a subsidiary of your predecessor and Asher Land and Mineral, Ltd.

Response: We acknowledge the Staff’s comment and will undertake to update the disclosure in Amendment No. 1 and in future amendments.

3.                 We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted exhibits, including the legal opinion and underwriting agreement. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

Response:  We acknowledge the Staff’s comment and will undertake to file all new disclosure, including artwork or graphics, and exhibits in a timely manner so that the Staff may have time to review them before we submit our request that the Registration Statement become effective.

4.                 Please provide information required by Regulation S-K that is currently omitted. For example, fill in blanks that appear on pages 13, 92 and 143. Refer to Rules 430 and 430A of Regulation C and Items 501(b)(2) and (3) of Regulation S-K with respect to disclosure regarding the amount of shares and the proposed price range.

Response:  We acknowledge the Staff’s comment and will undertake to provide as much information as possible throughout the Registration Statement that we are not entitled to omit under Rule 430A in Amendment No. 1 and in future amendments. We will provide such disclosure to allow the Staff a sufficient amount of time to review it prior to the distribution of the preliminary prospectus.

5.                 Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when a price range is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:  We acknowledge the Staff’s comment and will undertake to provide the price range in a timely manner so that the Staff may have time to review and comment.

6.                 Please monitor your need to update financial statements and auditors’ consents.

Response:  We acknowledge the Staff’s comment and will monitor our need to update the financial statements and auditors’ consents.

Cover Page

7.                 We note that you plan to list the offering proceeds before expenses. Please revise to provide the net proceeds of the offering pursuant to Item 501(b)(3) of Regulation S-K.

Response:  We believe that Item 501(b)(3) of Regulation S-K requires us to disclose the price of the securities to the public, the underwriters’ discounts and commissions and the net proceeds to the Company after deducting the underwriters’ discounts and commissions. Accordingly, the line item entitled “Net Proceeds to Vanguard Natural Resources, LLC (before expenses)” will disclose the net proceeds to the Company after deducting the underwriters’ discounts and commissions. We do not believe that “net” proceeds on the cover page is intended to be the amount of proceeds after all offering expenses. The Company will pay the offering expenses with the net proceeds it receives from the underwriters in connection with the offering.

Summary, Page 1

8.                 With a view toward clear disclosure, please rearrange the order of this section. For instance, consider beginning this section with your discussion of the origins of Vanguard Natural Resources, LLC, such as briefly discussing the separation of your predecessor into your operating subsidiary and Vinland with appropriate descriptions of each, as well as the business reasons for the separation. In addition, disclose in this section that you have only two full time employees and one contract employee and that they work in your Houston office. Also, in addition to your diagram depicting your organization structure after your initial public offering, it would be helpful to include a diagram of the relative ownership of the properties.

Response:  We have revised the Registration Statement accordingly. Please see pages 1-9.

9.                 You repeat much of this section word for word in the Business section. Revise this section to summarize and highlight the principal aspects of your business and to eliminate repetitive disclosure. In this regard, revise to substantially shorten your discussion of Vinland’s past and future operations. While it is relevant to discuss your relationship with Vinland, you should provide a cross-reference to more detailed discussions in other parts of the prospectus regarding Vinland’s plans and operations and how these may affect your business.

Response:  We have revised the Registration Statement accordingly. Please see pages 1-6.

10.          Revise to provide a more balanced overview of your business. For example, you cite your business strategy and competitive strengths but do not mention the more significant challenges and material risks you face, including those relating to your dependence on Vinland, the substantial capital expenditures required for your operations, the intense competition you face and the limited rights of your unitholders. Briefly discuss in this section the more significant risks that may impact your operations and future plans. A mere cross-reference to the risk factors section is insufficient.

Response:  We have revised the Registration Statement accordingly. Please see pages 6-7.

11.          We note certain claims here and elsewhere in the prospectus that require objective support, such as your statements that the “Appalachian Basin is a mature producing region with well known geologic characteristics,” “that wells in the Apppalachia Basin produce little or no water,” and that “wells in the Appalachian Basin are typically drilled at relatively low cost.”  Provide us with objective support for these types of statements and claims. If you cannot provide such support, delete that language.

Response:  Please see Annex A to this letter for objective support for each of the statement that remain in the Registration Statement.

The Offering, page 9

12.          We refer you to your discussion of the Call Right. Please advise us at to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Response:  We believe that the tender offer rules are not applicable to the limited call right of the general partner because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Section 15.1 of our partnership agreement provides our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements of numerous previous master limited partnerships and the Staff has previously agreed with our position that the tender offer rules do not apply to such limited call rights.

Summary Historical and Unaudited Pro Forma consolidated Financial and Operating Data, page 14

13.          Modify this chart and similar charts throughout your filing, particularly that on page 55, to label columns “predecessor,” where predecessor financial information is presented, and to insert a bold vertical line to separate historical from pro forma data.

Response:  We have revised the Registration Statement accordingly. Please see pages 15-16.

Risk Factors, page 18

14.          Supplement the summary of risks included in this section by referencing the credit risk you face due to the concentration of oil and natural gas receivables from customers upon which you are significantly dependent.

Response:  We have revised the Registration Statement accordingly. Please see the risk factor titled “We are exposed to credit risk of our customers and counterparties in the ordinary course of our business and activities” on page 33.

15.          Many of your risk factors could apply to any company or any company in your industry. To assist investors’ understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. For example, please make clear how the risks arising from the volatility of oil and natural gas prices impact you specifically. As another example, in the first risk factor, discuss the percentage of initial quarterly distributions you could have made for the year ended December 31, 2006 based on pro forma cash available.

Response: We have revised the Registration Statement accordingly. Please see pages 20-40.

16.          Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating “Future price declines may result in a write-down of our asset carrying values” and “Locations that we decide to drill may not yield natural gas in commercially viable quantities” does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk, not only state a fact.

Response:  We have revised the Registration Statement accordingly. Please see pages 20-40.

17.          It is inappropriate to include “risk factors” that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. Examples include “We will incur increased costs as a result of being a public company,” “If we fail to develop or maintain an effective system of internal controls, . . . .,” and “An increase in interest rates may cause the market price of our common units to decline.”

Response:  We have revised the Registration Statement accordingly. Please see pages 20-40.

18.          In a number of places in the risk factor section you use variations of the phrase “material adverse effect.”  Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you “cannot assure” a particular outcome, revise to state the risk plainly and directly.

Response:  We have revised the Registration Statement accordingly. Please see pages 20-40.

19.          Eliminate language that tends to mitigate the risk you discuss, such as clauses that begin “although” or “while.”  Instead, focus on the underlying risk.

Response:  We have revised the Registration Statement accordingly. Please see pages 20-40.

20.          Please include a risk factor discussing the various related party transactions between you and entities affiliated with Nami, focusing on the risk that you may not have been, and in the future, may not be, in a position to negotiate the best or most competitive terms for your contracts with these entities, given the related party affiliations. As relevant, discuss how the material terms of these agreements were negotiated and determined.

Response:  We have revised the Registration Statement accordingly. Please see page 33.

21.          Please include a discussion of the risks of having only two full time employees and one contract employee. Discuss the risks associated with your employees working in your Houston office while your operations are located in properties in southeast Kentucky and northeast Tennessee.

Response:  We have revised the Registration Statement accordingly. Please see page 33.

We could lose our interests in future wells . . . ., page 21

22.          We note that you may elect to forego participation in the future drilling of wells through the payment to Vinland of your share of costs related to that drilling. Please provide some brief examples of circumstances that may lead you to forego participation.

Response:  We have revised the Registration Statement accordingly. Please see page 23.

Because we handle natural gas and other petroleum products, . . . ., page 25

23.          Please revise to describe your current experience with any failure to comply with any such laws or regulations.

Response:  The Company is not currently aware of any failure to comply with new or existing environmental regulations or of any accidental release of hazardous substances into the environment.

Many of our leases are in areas that have been partially depleted . . . ., page 27

24.          To help investors understand the magnitude of this risk, disclose the percentage of your leases that are affected by the risk discussed in this risk factor.

Response:  Due to the subjective nature of computing the percentage of leases that are in areas that have been partially depleted, we believe that providing such information would be misleading to an investor.

We may incur substantial additional debt in the future . . . ., page 28

25.          Please advise us as to your consideration of including a risk factor explaining that, if true, a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

Response:  We have revised the Registration Statement to include a risk factor relating to the use of proceeds from this offering. Please see page 30.

We are subject to complex federal, state, local and other laws and regulations . . . . , page 31

26.          If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental and other liabilities. We may have additional comments.

Response:  The Company is not currently aware of specific exposure to environmental or other liabilities, and the Company has not established a reserve for these liabilities.

Use of Proceeds, page 39

27.          Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and other funds, if necessary to accomplish such uses. In this regard, please describe with specificity the “future working capital” and “general corporate purposes” to which you refer. We may have additional comments.

Response:  We have revised the Registration Statement accordingly. Please see page 42.

28.          If it is your intention to draw down on the revolving credit facility once it is paid down with the proceeds of the offering, or enter into and draw down on a new credit facility, and you know what those uses will be and the approximate amounts, provide that information under “Use of Proceeds.”

Response:  The Company does not currently intend to draw down on the revolving credit facility once it is paid down with the proceeds of this offering for any specific purpose. The Company will draw on its credit facility in the future for working capital or maintenance capital expenditures.

Capitalization, page 40

29.          Include on this page the offering price and number of units to be issued to the public, or include a reference to another place in your filing where this information may be found.

Response: We have revised the Registration Statement accordingly. Please see page 43.

Cash Distribution Policy and Restrictions on Distributions, page 42

Rationale for Our Cash Distribution Policy, page 42

30.          Revise this section to provide additional key facts about your cash distribution policy, rather than simply offering a cross-reference. For example, state the dividend amount, the attributes including whether the dividends are cumulative, and whether you historically have paid cash distributions.

Response:  We have revised the Registration Statement accordingly. Please see page 45.

Our Initial Quarterly Distribution Rate, page 44

31.          Generally, when describing your distribution policy, please revise to state what it will be and what you will pay, rather than what you “intend” or “expect” to declare and pay. Please revise where appropriate throughout your filing.

Response:  We have revised the Registration Statement accordingly. Please see pages 47-48.

Estimated Cash Available to Pay Distributions, page 46

32.          Clarify whether you have included all operating subsidiaries when calculating your estimated cash available for distribution.

Response:  We have revised the Registration Statement accordingly. Please see page 49.

Estimated Adjusted EBITDA, page 47

33.          Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. For instance, discuss whether your limited liability company agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations.

Response:  We have revised the Registration Statement accordingly. Please see pages 55 and 57.

34.          Also, clarify whether you assume all debt will be refinanced as it comes due since you do not intend to build up cash to meet repayment obligations.

Response:  We have revised the Registration Statement accordingly. Please see page 55.

Assumptions and Considerations, page 48

35.          Revise this section to ensure that each revenue or expense you anticipate over the next four quarters is balanced with comparable historical amounts. For example, in the second bullet point, you do not discuss historical premiums, if any, to your weighted average natural gas sales price, and the reasons for those premiums.

Response:  We have revised the Registration Statement accordingly. Please see pages 53-54.

36.          Describe any debt covenants that would limit your ability to make the cash distributions and disclose whether you would be in compliance with those covenants based on your forward-looking operating results and expected cash flow information.

Response:  We have revised the Registration Statement accordingly. Please see pages 51-52 and 55.

37.          Explain in greater detail the basis for your forecast that production costs will stay constant at $5.1 million. In your disclosure, discuss the impact of the increase in the gathering and compression fee you pay to Vinland from $0.25 per Mcf to $0.55 per Mcf for wells drilled after January 5, 2007.

Response:  We have revised the Registration Statement accordingly. Please see page 54.

Capital Expenditures, page 51

38.          It is not clear whether your “drilling capital expenditures” are the only maintenance and capital expenditures that you anticipate. Please clarify and quantify any other such expenditures.

Response:  We have revised the Registration Statement accordingly. Please see pages 55.

Unaudited Pro Forma Cash Available to Pay Distributions, page 52

39.          Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.

Response:  We have revised the Registration Statement accordingly. Please see page 57.

Selected Historical and Unaudited Pro Forma Consolidated Financial Data, page 55

40.          It appears that your column for 2003 should be labeled “unaudited,” since your first paragraph states that it is unaudited.

Response:  We have revised the Registration Statement accordingly. Please see pages 62-63.

Management’s Discussion and Analysis . . . ., page 57

Critical Accounting Policies and Estimates, page 70

41.          Please revise your disclosures to address the material implications of the uncertainties that are associated with your assumptions and estimates. Specifically, you should provide the following:

(a)  An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)  An analysis of how you arrive at the measures and how accurate the estimates or underlying assumptions have been in the past.

(c)  An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material adverse effect.

Please refer to FRC Section 501.14 for further guidance.

Response:  We have revised the Registration Statement accordingly. Please see pages 78-81.

Contractual Obligations, page 69

42.          Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest. Additionally, please disclose the relevant terms of the debt.

Response:  We have revised the Registration Statement accordingly. Please see page 78.

Business, page 74

43.          If you have any sales contracts that last for more than one year, please provide the requisite backlog disclosure pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Response:  We do not have any contracts that last more than a year and have added language to that effect in the Registration Statement on page 95.

Principal Customers, page 84

44.          Please discuss the material terms of your agreements with the principal customers identified in this section. Please file any written agreements with these customers, or tell us why these do not need to be filed.

Response:  We have revised the Registration Statement accordingly. Please see page 96. As we enter into these customer contracts in the ordinary course of business and because they are generally on month-to-month terms with no specific volume terms and are based generally on index pricing as opposed to fixed prices, we do not believe that we are substantially dependent on any of these contracts and believe we can readily replace them with other customer contracts and thus do not think any of them need to be filed.

Legal Proceedings, page 90

45.          We note that if the Asher lease is terminated or if Nami Resources’ rights to production under wells of which you have contract rights to receive proceeds are adversely affected, you may lose your contract rights to receive such proceeds or it could be adversely affected. Although the ultimate outcome of this matter cannot presently be determined, please disclose the current probability that it will be resolved in your favor. Also, please clearly indicate the liability amounts you have currently accrued with respect to this matter.

Response:  We have revised the Registration Statement accordingly. Please see page 102. Given the preliminary stage of the litigation and the nature of the proceeding, it is not possible to evaluate the likelihood of either a favorable or unfavorable outcome. We have not accrued any liability amounts for this matter.

Our Board of Directors and Executive Officers, page 94

46.          Revise the biographical sketches as necessary to eliminate any gaps or ambiguities regarding time and all offices held during the five year periods. For example, it is unclear how long Mr. Blake was Vice President and General Manager of Appalachian Production Services and Appalachian Energy.

Response:  We have revised the Registration Statement accordingly. Please see pages 105-106.

Management, page 92

47.          On page 94, you state that your board of directors determined executive compensation in fiscal year 2006. On page 96, however, you state that “Nami, as our sole owner, determined executive compensation for our President and Chief Executive Officer, which was our only officer in fiscal year 2006.”  Please revise for consistency.

Response:  We have revised the Registration Statement accordingly. Please see page 105.

Compensation Discussion and Analysis, page 96

48.          We note you have entered into employment agreements with Messrs. Smith and Robert providing for a base salary of $200,000 per year. We further note your statement that executive base salaries should be targeted near the median range of salaries for executives in similar positions with similar responsibilities at comparable companies.

We finally note that you expect your compensation committee will evaluate individual executive performance with a goal of setting compensation levels it believes are comparable with executives in other companies of similar size and stage of development engaged in the acquisition, development and exploitation of mature, long-lived natural gas and oil properties while taking into account your relative performance and your own strategic goals. Please substantially revise this section to provide clear, meaningful disclosure and eliminate vague terms. In your revisions, please be sure to address the following:

•       Discuss whether the base salaries for Messrs. Smith and Robert will meet your target of being near the median range for executives in similar positions at comparable companies.

•       Identify and describe the companies, as well as the similar positions and responsibilities, to which you have compared your policies.

•       Specify what you consider important in terms of individual responsibilities, performance and experience, and how you take “into account” competitive market compensation paid by other companies for similar positions.

We may have further comment. See Item 402(b)(2)(xiv) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K for additional guidance.

Response:  We have revised the Registration Statement accordingly. Please see page 107.

49.          We note your statement that specific performance targets used to determine incentive compensation for each of your executive officers in 2007 have not yet been determined. Please indicate when you plan to determine them. Also, when known, revise your disclosure to clarify on an individual basis the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this supplementally, using the standard you would use to request confidential treatment. See Release 33-8732A, Section II.B.2, including footnote 94.

Response:  We have revised the Registration Statement accordingly. Please see pages 107-108.

50.          We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In this regard, please revise your disclosure to discuss why Mr. Robert will be granted an aggregate of 100,000 units under your LTIP.

Response:  We have revised the Registration Statement accordingly. Please see page 108.

Grants of Plan-Based Awards, page 98

51.          In the grants of plan-based awards table, please include a column indicating the grant date fair value of each equity award computed in accordance with FAS 123R. See Item 402(d)(viii).

Response:  We have revised the Registration Statement accordingly. Please see page 109.

Long-Term Incentive Plan, page 98

52.          When known or practicable, please revise to provide further details regarding your stock incentive plan. For instance, discuss how the amounts will be determined, when they will be issued, on what basis they will be awarded and how the board of directors, or compensation committee, will determine the exercise prices.

Response:  We acknowledge the Staff’s comment and will undertake to update the disclosure in future amendments.

Potential Payments upon Termination or Change-in-Control, page 101

53.          Please clarify how the payment levels were set for termination payments. See Item 402(j)(3) of Regulation S-K.

Response:  We have revised the Registration Statement accordingly. Please see pages 113-114.

Certain Relationships and Related Party Transactions, page 106

54.          Please expand your disclosure to discuss how the material terms of each related party transaction was negotiated and agreed upon. For example, discuss the factors the company considered in determining the pricing of each significant category of services to be provided by Vinland.

Response:  We have revised the Registration Statement accordingly. Please see pages 117-118.

55.          Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

Also identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See 404(b) of Regulation S-K.

Response:  We have revised the Registration Statement accordingly. Please see page 117.

Underwriting, page 142

56.          Revise to clarify your disclosure on page 143 and specify all of the “factors” you and the underwriters will deem relevant in determining the offering price.

Response:  We have revised the Registration Statement accordingly. Please see page 157.

Financial Statements of Vanguard Natural Gas LLC and Subsidiaries

Note 10—Supplemental Natural Gas and Oil Information, page F-20

57.          With regard to your disclosure of changes in the net quantities of proved reserves on page F-21, tell us the amounts included in the three lines labeled “Extensions, Discoveries and other” that do not represent changes due to extensions and discoveries, and tell us what the “other” activities were. Generally, paragraph 11 of SFAS 69 does not include an “other” category, and the reason for changes should be specified.

Response:  We have revised the Registration Statement to remove “and other”. Please see page F-33.

Unaudited Pro Forma Consolidated Statement of Operations, page F-26

58.          With regard to the adjustments made in the second column labeled Conveyed Operations Pro Forma Adjustments:

(a)  It appears that you made an adjustment to selling, general and administrative expense to exclude the $1,225,377 litigation settlement expense incurred by the predecessor during 2006. Regulation S-X, Rule 11-02(b)(6)requires that adjustments be directly attributable to the transaction. As such, your adjustment is inappropriate. Please amend accordingly.

(b)  Your disclosure indicates that the $3,524,602 adjustment to selling, general and administrative expense includes $1,225,377 for litigation expense, which we refer to above, and $2,185,689 for employee costs. Amend your disclosures to explain the additional adjustment of $113,536.

(c)  Your disclosure indicates that expenses borne by Vinland would have been $2,212,730 (that is, the $3,438,107 net income in this column, less the $1,225,377 litigation expense). Confirm to us that it is intended that Vinland would operate at a loss and that the agreements between Vinland and you do not provide for sufficient reimbursement to Vinland to ensure that it operates profitably. Explain to us how this is supported by the Management Services Agreement. Also confirm that amounts due to Vinland under other agreements are accounted for in the pro forma statement of operations.

Response:  We have revised the Registration Statement to remove the litigation settlement as a pro forma adjustment. The only pro form adjustment to selling, general and administrative expense is the $2,185,689 employee cost. We confirm that is intended that Vinland will operate at a loss and that the agreements between Vinland and us do not provide for sufficient reimbursement to Vinland to ensure that it operates profitably. The Management Services Agreement does not provide for us to pay Vinland an amount sufficient to ensure that Vinland operates profitably. We hereby confirm that amounts due to Vinland under other agreements are accounted for in the pro forma statement of operations. Please see the Unaudited Pro Forma Consolidated Financial Statements.

Signatures

59.          Please provide the signature of your principal accounting officer or controller.

Response:  We have revised the Registration Statement accordingly. Please see page II-5.

Letter dated May 25, 2007

Engineering Comments

Registration Statement on Form S-1

General

1.                 Please provide your reserve report as of December 31, 2007 on electronic media.

Response:  We have updated the reserve information to March 31, 2007. We have provided you with the updated reserve report on electronic media.

Prospectus Summary, page 1

Vanguard Natural Resources, LLC, page 1

2.                 Please more fully disclose the reasons you believe that if Vineland only drills its minimum commitment of wells per year your production will decrease by approximately two to three percent over the next four years and will then increase by approximately six percent in the fifth year.

Response:  We have revised the Registration Statement accordingly. Please see pages 2, 23, 52, 65, 84, 95 and 118.

3.                 Expand your disclosure about the Appalachian Basin to include the current average reserves and production per well on your properties.

Response:  We have revised the Registration Statement accordingly. Please see page pages 1-2 and 84.

Our Relationship with Vineland, page 3

4.                 Please expand your disclosure to include all management and operating fees you pay Vineland to operate your properties. Include their fee for the day to day operations of your wells, the fees you pay for drilling services that are beyond the actual drilling costs and any gas handling, processing and transportation costs you pay them.

Response:  We have revised the Registration Statement accordingly. Please see pages 117-118.

Summary Reserves and Operating Data, page 16

5.                 Please correct, if necessary, the designation that crude oil is reported in millions of barrels as we believe you meant to report crude oil in thousands of barrels.

Response:  We have revised the Registration Statement accordingly. Please see page 17.

6.                 If material, please include the amount and percent of reserves that are classified as proved developed non-producing.

Response:  We have not included the amount and percent of reserves that are classified as proved developed non-producing because we do not believe the amount or percent is material.

Risk Factors, page 18

Our hedging activities could result in financial losses or could reduce our income, page 29

7.                 Please expand your disclosure to indicate your hedging program may not allow you to benefit from increased revenues due to increases in natural gas prices.

Response:  We have revised the Registration Statement accordingly. Please see page 32.

Assumptions and Considerations, page 48

Operations and Revenue, page 48

8.                 We note your assumptions for the weighted average sales prices for natural gas sales. Due to the historical volatility of natural gas prices, we believe it would be beneficial to provide a sensitivity analysis of the forecasted prices. Please consider expanding your disclosure to include a sensitivity analysis.

Response:  We have added a cross reference to our sensitivity analysis discussion on page 53.

Business, page 74

9.                 Please include all the information required by Item 102 of Regulation S-K. This should include the reserves, production and nature of your interest in all of your principal fields.

Response:  We have revised the Registration Statement accordingly. Please see pages 89-90.

Natural Gas and Oil Data, page 80

Productive Wells and Developed and Undeveloped Acreage, pages 81 and 82

10.          You indicate that 98.5% of your wells are operated by Vanguard. However, since they are actually operated by Vineland this does not appear to be an accurate representation. The same representation is presented for developed and undeveloped acreage. Please revise your document to more accurately reflect your operations.

Response:  We have revised the Registration Statement accordingly. Please see page 92-93.

Notes to Consolidated Financial Statements, page F-8

Supplemental Natural Gas and Oil Information, page F-22

11.          You indicate that your reserve volumes for 2006 are based on reports by Netherland Sewell & Associates. However, the reserve report cover letter presented in Appendix C indicates materially lower reserves for 2006. Please revise to present consistent disclosure.

Response:  The reserve information is different because the reserve volumes provided on page F-22 are the reserve volumes of our predecessor prior to the separation and the reserve volumes presented in Appendix C are our reserve volumes on a pro forma basis after the separation.

12.          Please explain to us the large revision in oil and gas reserves in 2005.

Response:  We have revised the Registration Statement accordingly. Please see page F-32.

13.          Please expand your reserve disclosure to provide appropriate explanations for all significant changes in your reserves. See paragraph 11 of SFAS 69.

Response:  We have revised the Registration Statement accordingly. Please see page F-32.

14.          We note that you have not included any future taxes in the standardized measure presentation. Please revise your document to include these or tell us why it is not necessary.

Response:  We have revised the Registration Statement accordingly. Please see page F-33.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, Heather G. Callender at (713) 758-4618 or Douglas E. McWilliams at (713) 758-3613.

Very truly yours,
VANGUARD NATURAL RESOURCES, LLC
By:
Scott W. Smith
President and Chief Executive Officer

cc:                                Ms. Heather G. Callender
Mr. David P. Oelman
Mr. Douglas E. McWilliams
Vinson & Elkins LLP
2500 First City Tower
1001 Fannin Street
Houston, Texas 77002-6760

Appendix A

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Friday, October 27, 2006

Deep Natural Gas from the Appalachian Basin

Appalachian Basin

Map of the Appalachian Basin

The Appalachian Basin has a longer drilling history for oil and natural gas than any other basin on this planet. In 1815, Captain James Wilson accidentally struck natural gas while drilling for salt near Charleston, West Virginia. Then as early as the 1820's oil produced from West Virginia wells was used for illumination and as a lubricant. Profit from similar accidental discoveries fueled the intentional drilling for oil and natural gas.

A few hundred thousand wells later Richard Beardsley, winner of the AAPG Explorer's Award called the Appalachian Basin "The Most Drilled and Least Explored" basin in the world. Beardsley speaks this way because most Appalachian Basin discoveries were made in shallow wells, drilled on easy exploration models such as anticlines, or focused on small flow developmental wells that were suitable for local refining or gas utilities.

Today, high energy prices, improved drilling technology and advances in seismic imaging are converging to stimulate some real exploration. Within the past few years some of the highest yield gas wells in the eastern United States have been deep wells drilled in the Finger Lakes Region of New York and in Tioga County, Pennsylvania. These areas are also very close to the high demand east coast market and have an enormous transportation advantage over gas produced on the Gulf Coast or in the Rockies.

An article in the Pittsburgh Post-Gazette describes some of the recent exploration activity in the northern Appalachian Basin.

Labels: Fossil-Fuels

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